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                          August 2, 2022

       Paula Ragan, Ph.D.
       Chief Executive Officer
       X4 Pharmaceuticals, Inc.
       61 North Beacon Street, 4th Floor
       Boston, MA 02134

                                                        Re: X4 Pharmaceuticals,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 29, 2022
                                                            File No. 333-266410

       Dear Dr. Ragan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Courtney Thorne